Exhibit 99.1

FROM:	Kerzner International
The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES CLOSING OF PALMILLA ACQUISITION

PARADISE ISLAND, The Bahamas, September 12, 2002 – Kerzner International Limited (NYSE: KZL) announced the closing of its previously announced acquisition, through an affiliated entity, of a 50% interest in the 115-room Palmilla Resort, a deluxe five-star property located near Cabo San Lucas in Baja, Mexico that also owns and operates a 27-hole Jack Nicklaus-designed golf course.

The Company acquired its 50% interest for a purchase price of approximately $38.75 million and has also entered into a long-term management and development agreement. The acquisition was funded by the Company through a combination of cash on hand and senior bank debt.

About the Company

Kerzner International Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. The Company’s flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. The Company also developed and receives certain revenues from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In the luxury resort hotel business, the Company operates ten luxury resorts in The Bahamas, Mauritius, Dubai, the Maldives and Mexico. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Kerzner International Limited at +1.242.363.6016.

Certain statements and information included in this release constitute “forward looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Companies to be materially different from any future results, performance, or achievements expressed or implied in such forward looking statements. Additional discussion of factors that could cause actual results to differ materially from management’s projections, forecasts, estimates and expectations is contained in the companies’ SEC filings.